EXHIBIT 4.51

Fifth Amendment and Waiver to Credit Agreement and Forbearance Agreement

This Fifth Amendment and Waiver to Credit Agreement and Forbearance Agreement (herein, the "Agreement") is made as of this 31st day of March, 2002, by and among Vision Twenty-One, Inc., a Florida corporation (the "Borrower"), each Subsidiary party to a Guaranty (the Borrower and such Subsidiaries being hereinafter referred to collectively as the "Loan Parties" and individually as a "Loan Party"), the Lenders party to the Credit Agreement hereinafter identified and defined, and Bank of Montreal, as Agent for the Lenders.

Recitals:

A. The Lenders currently extend credit to the Borrower on the terms and conditions set forth in that certain Amended and Restated Credit Agreement dated as of November 10, 2000, as amended, by and among the Borrower, the Lenders, and the Agent (the "Credit Agreement"). All capitalized terms used herein without definition shall have the same meanings herein as such terms have in the Credit Agreement.

B. The Borrower is currently in default under the Credit Agreement as follows: (i) the Borrower has not been in compliance with the cash flow reporting format requirements of Section 8.5(b) of the Credit Agreement through the period ending on or before March 31, 2002, (ii) the Borrower has not been in compliance with the monthly financial statement reporting format requirements as required by Section 8.5(c) of the Credit Agreement through the period ending February 28, 2002, (iii) the Borrower has not been in compliance with the quarterly financial statement reporting requirements showing certain information by business segments as required by Section 8.5(d) of the Credit Agreement through the period ending December 31, 2001, (iv) the Borrower anticipates not being in compliance with Section 8.5(e) with respect to the timely delivery of its annual audited financial statements and audit report, (v) the Borrower is not in compliance with Section 8.22(b) of the Credit Agreement relating to the requirement that the Borrower dissolve or merge out of existence all Dormant Subsidiaries by no later than December 31, 2001, (vi) the Borrower is not in compliance with Section 8.24 of the Credit Agreement relating to the reporting for IBNR with an accountant's or consultant's review as required by such Section for period ending December 31, 2001, (vii) the Borrower is not in compliance with Section 8.25 of the Credit Agreement relating to the maintenance of minimum EBITDA for the period ending December 31, 2001, and the Borrower anticipates being out of compliance with Section 8.25 of the Credit Agreement for the fiscal quarters ending March 31, 2002, (viii) the Borrower may not be in compliance with Section 8.26 of the Credit Agreement relating to the requirement to maintain the interest coverage ratio set forth therein for the fiscal quarter ending March 31, 2002, (ix) the Borrower was not in compliance with Section 8.29 of the Credit Agreement relating to the payover of Weekly Excess Cash Flow for periods ending prior to March 31, 2002, (x) the Borrower is in default under Section 9.1(m) of the Credit Agreement with respect to the requirement that the Borrower obtain shareholder approval for an increase in the number of its authorized shares of capital stock and reserving sufficient shares of authorized capital stock to satisfy the requirements of the Convertible Note Agreement by no later than December 31, 2001 (each such instance of noncompliance for the periods referred to herein being hereinafter referred to as an "Existing Non-Payment Default" and, collectively, the "Existing Non-Payment Defaults").

C. The Borrower has requested that the $500,000 mandatory Bridge Loan Commitment reduction, and the corresponding required prepayment of the outstanding Bridge Loan, originally scheduled to occur on December 31, 2001, be deferred until March 31, 2002, and that certain financial reporting requirements be modified.

D. The Borrower is also not in compliance with Section 1.9(b) of the Credit Agreement with respect to the principal payments due on the Term Loan due on March 31, 2002, and the Borrower anticipates being out of compliance with Section 1.9(b) with respect to the principal payment due on the Term Loans as of June 30, 2002, and, assuming the $500,000 mandatory Bridge Loan Commitment reduction, and the corresponding required prepayment of the outstanding Bridge Loan, originally scheduled to occur on December 31, 2001, is deferred until March 31, 2002, the Borrower is also not in compliance with Section 1.9(c) of the Credit Agreement with respect to the payment of the outstanding Bridge Loans which became due and payable in full on March 31, 2002 (each such instance of noncompliance for the periods referred to herein being hereinafter referred to as an "Existing Payment Default" and, collectively, the "Existing Payment Defaults").

E. At the request of the Borrower, the Lenders are willing to waive the Existing Non-Payment Defaults.

F. The Lenders are not willing to waive the Existing Payment Defaults, but at the request of the Borrower, the Lenders are willing to temporarily forbear from accelerating the Obligations and enforcing collection of the Bridge Loans and past-due Term Loan payments, enforcing the Liens granted by the Collateral Documents and, except as otherwise provided herein, exercising any other rights or remedies available solely by reason of the Existing Defaults during and only during the period (the "Standstill Period") commencing on March 31, 2002, ending on May 31, 2002 (the "Scheduled Standstill Expiration Date"), on the terms, conditions and provisions contained in this Agreement.

Now, Therefore, upon the execution hereof by the Agent, the Required Lenders and the Loan Parties, it is agreed as follows:

1. Amounts Owing. The Loan Parties acknowledge and agree that the principal amount of Loans and Letters of Credit as of March 29, 2002, is $52,577,184.68 ($45,800,000.00 in Term Loans, $3,777,184.68 in Bridge Loans, $2,990,000.00 in Revolving Loans, and $10,000.00 in Letters of Credit) and such amount (together with interest thereon) is justly and truly owing by the Borrower and the other Loan Parties without defense, offset or counterclaim.

2. Acknowledgment of Default. The Existing Non-Payment Defaults and the Existing Payment Defaults constitute Events of Default under the Credit Agreement. The Borrower acknowledges that under Sections 7.2 and 9.2 of the Credit Agreement, because of the Existing Non-Payment Defaults and the Existing Payment Defaults, the Lenders are permitted and entitled to terminate the Revolving Credit Commitments, to decline to provide further credit to the Borrower, to accelerate the Obligations, to enforce collection of the past-due Term Loan and Bridge Loan obligations, and exercise any other rights or remedies that may be available under the Loan Documents or under applicable law. The Loan Parties represent to the Agent and Lenders that there are no Defaults or Events of Default other than the Existing Non-Payment Defaults and the Existing Payment Defaults.

3. Waiver of Existing Non-Payment Defaults. The Borrower has requested that the Lenders waive the Existing Non-Payment Defaults for the periods ending on or before March 31, 2002, as set forth in Recital B above. In order to accommodate the Borrower's request, the Lenders hereby agree to waive the Existing Non-Payment Defaults through the period ending on or before March 31, 2002, as set forth in Recital B above. This waiver is conditioned upon the satisfaction of the conditions precedent set forth in Section 14 below. Except as specifically waived hereby, all of the terms and conditions of the Credit Agreement shall stand and remain unchanged and in full force and effect. This waiver does not extend to or cover any other Events of Default which may now or hereafter exist under the Credit Agreement, this waiver being expressly limited to the covenants referred to in Recital B above.

4. Forbearance. Unless and until a Standstill Termination occurs, the Lenders will not accelerate the Obligations or enforce collection of the Bridge Loans or past-due Term Loan payments or enforce any of the Liens granted under the Collateral Documents or, except as provided below, exercise any other rights or remedies available solely by reason of the Existing Payment Defaults.

5. Revolving Credit. The Loan Parties acknowledge that the Revolving Credit Commitments are fully utilized and no additional Revolving Loans or Letters of Credit are available thereunder. If any amounts are repaid on the Revolving Credit, during the Standstill Period the Borrower acknowledges and agrees that the Revolving Credit Commitments of the Lenders are suspended and no new Revolving Loans or Letters of Credit shall be made available to the Borrower thereunder.

6. Amendment to Scheduled Reduction in Bridge Loan Commitment. The Borrower has requested, and Bank of Montreal hereby agrees, that the $500,000 mandatory Bridge Loan Commitment reduction, and the corresponding required prepayment of the outstanding Bridge Loan, originally scheduled to occur on December 31, 2001, be deferred until March 31, 2002.

7. Interest and Fee Payments. The Borrower will keep interest and fees current on the Loans and Letters of Credit.

8. Additional Agreements. The Borrower and the Lender further agree that:

(a) Subsections (b) and (c) of Section 8.5 of the Credit Agreement shall be amended and restated in their entirety to read as follows:

(b) intentionally deleted;

(c) as soon as available, and in any event within 25 days after the last day of each calendar month, a copy of the consolidated balance sheet of the Borrower and its Subsidiaries as of the last day of such month and the consolidated statements of income, retained earnings and cash flows of the Borrower and its Subsidiaries for the month and for the fiscal year-to-date period then ended, together with a monthly balance sheet and income statement by each Borrower's business segments as of the last day of such month and an accounts receivable and accounts payable aging report as of the last day of such month, each in reasonable detail showing in the case of the balance sheet, income statement, and statement of cash flows in comparative form the figures for the corresponding date and period in the previous fiscal year, prepared by the Borrower in accordance with GAAP and certified to by the Borrower's chief financial officer, or another officer of the Borrower reasonably acceptable to the Agent;

(b) The annual audited financial statements for the year ending December 31, 2001, originally due on or about March 31, 2002, under Section 8.5(e) of the Credit Agreement shall be due on or before the last day of the Standstill Period.

(c) Except as otherwise provided in Section 8(b) of this Agreement, all reports, financial information, and financial statements required by Section 8.5 of the Credit Agreement shall be timely prepared and delivered in the form required by Section 8.5 as amended hereby.

(d) On or before May 31, 2002, the Borrower shall present to the Lenders a final plan of reorganization and business plan, which plan of reorganization and business plan shall be in form and substance, and with such detail, acceptable to the Agent and the Lenders.

(e) By Wednesday of each week, the Borrower shall deliver to the Agent a 13-week cash flow forecast showing projected cash receipts and cash disbursements of the Company and its Subsidiaries over the following 13-week period, together with a reconciliation of actual cash receipts and cash disbursements of the Borrower and its Subsidiaries from the immediately preceding week, prepared by the Borrower and in form and substance, and with such detail as the Agent may require.

(f) Within 25 days after the last day of each calendar month, the Borrower shall account for IBNR (i.e. incurred but not reported) managed care claims and calculate the same consistent with a paid-loss methodology and report its internal review and findings, as well as any additional reserves established by the Borrower in respect thereof, to the Agent and the Lenders.

(g) The Agent shall have the right to engage a financial advisor to evaluate the business operations and financial prospects of the Borrower and its Subsidiaries, including the business plan referred to in Section 7(c) above, and to perform such other evaluations as may be requested by the Agent or the Required Lenders, and the costs and expenses of such financial adviser shall be borne by the Borrower and constitute part of the Obligations. The Borrower shall take reasonable steps to make available to such financial advisor and its representatives such information respecting the business and financial condition of the Borrower and its Subsidiaries as may be reasonably requested and shall make its officers, employees, and independent public accounts available with reasonable prior notice to discuss such information with such financial advisor and its representatives.

9. Standstill Termination. As used in this Agreement, "Standstill Termination" shall mean the occurrence of the Scheduled Standstill Expiration Date, or, if earlier, the occurrence of any one or more of the following events: (a) any Default or Event of Default under the Credit Agreement, in each case other than the Existing Payment Defaults; (b) any failure by any Loan Party for any reason to comply with any term, condition or provision contained in this Agreement; (c) any representation made by any Loan Party in this Agreement or pursuant to it proves to be incorrect or misleading in any material respect when made; (d) any change shall occur after March 31, 2002, in the condition or prospects, financial or otherwise, of the Borrower and its Subsidiaries, taken as a whole, which the Agent or Required Lenders in good faith deem materially adverse. The occurrence of any Standstill Termination shall be deemed an Event of Default under the Credit Agreement. Upon the occurrence of a Standstill Termination, the Standstill Period is automatically terminated and the Lenders are then permitted and entitled under Sections 7.2, 9.2, 9.3, and 9.4 of the Credit Agreement, among other things, to permanently terminate the Revolving Credit Commitments, to decline to provide further funding, to require payments on the Letters of Credit, to accelerate the Obligations, and to exercise any other rights and remedies that may be available under the Loan Documents or applicable law.

10. No Waiver and Reservation of Rights. The Loan Parties acknowledge that the Lenders are not waiving the Existing Payment Defaults, but are simply agreeing to forbear from exercising their rights with respect to the Existing Payment Defaults to the extent expressly set forth in this Agreement. Without limiting the generality of the foregoing, the Loan Parties acknowledge and agree that immediately upon expiration of the Standstill Period, the Agent and Lenders have all of their rights and remedies with respect to the Existing Payment Defaults to the same extent, and with the same force and effect, as if the forbearance had not occurred. The Loan Parties will not assert and hereby forever waive any right to assert that the Agent or the Lenders are obligated in any way to continue beyond the Standstill Period to forbear from enforcing their rights or remedies or that the Agent and the Lenders are not entitled to act on the Existing Payment Defaults after the occurrence of a Standstill Termination as if such default had just occurred and the Standstill Period had never existed. The Loan Parties acknowledge that the Lenders have made no representations as to what actions, if any, the Lenders will take after the Standstill Period or upon the occurrence of any Standstill Termination, a Default or Event of Default, and the Lenders and the Agent must and do hereby specifically reserve any and all rights and remedies they have (after giving effect hereto) with respect to the Existing Payment Defaults and each other Default or Event of Default that may occur.

11. Release. For value received, including without limitation, the agreements of the Lenders in this Agreement, the Loan Parties hereby release the Agent and each Lender, its current and former shareholders, directors, officers, agents, employees, attorneys, consultants, and professional advisors (collectively, the "Released Parties") of and from any and all demands, actions, causes of action, suits, controversies, acts and omissions, liabilities, and other claims of every kind or nature whatsoever, both in law and in equity, known or unknown, which the Loan Parties have or ever had against the Released Parties from the beginning of the world to this date, including, without limitation, those arising out of the existing financing arrangements between the Loan Parties and the Lenders, and the Loan Parties and further acknowledge that, as of the date hereof, they do not have any counterclaim, set-off or defense against the Released Parties, each of which the Loan Parties hereby expressly waive.

12. Loan Documents Remain Effective. Except as expressly set forth in this Agreement, the Loan Documents and all of the obligations of the Loan Parties thereunder, the rights and benefits of the Agent and Lenders thereunder, and the Liens created thereby remain in full force and effect. Without limiting the foregoing, the Loan Parties agree to comply with all of the terms, conditions and provisions of the Loan Documents except to the extent such compliance is irreconcilably inconsistent with the express provisions of this Agreement. This Agreement and the Loan Documents are intended by the Lenders as a final expression of their agreement and are intended as a complete and exclusive statement of the terms and conditions of that agreement.

13. Fees and Expenses. The Company shall pay on demand all reasonable fees and expenses (including attorneys' fees) incurred by the Agent and its counsel in connection with this Agreement and the other instruments and documents being executed and delivered in connection herewith, or otherwise incurred in connection with the credit facilities subject to the Credit Agreement.

14. Conditions Precedent. The effectiveness of this Agreement is subject to the satisfaction of the following conditions precedent: (a) the Loan Parties, the Agent, and the Required Lenders shall have executed and delivered this Agreement on or before the close of business on April __, 2002, and (b) the payment of the fees and expenses (including all legal fees) referred to in Section 13 above.

15. Miscellaneous. By its acceptance hereof, the Loan Parties hereby represent that they have the necessary power and authority to execute, deliver and perform the undertakings contained herein and that the same does bind each of the Loan Parties. This Agreement may be executed in counterparts and by different parties on separate counterpart signature pages, each of which to constitute an original and all of which taken together to constitute one and the same instrument. This Agreement shall be governed by Illinois law and shall be governed and interpreted on the same basis as the Credit Agreement.

[Signature Pages to Follow]

This Fifth Amendment and Waiver to Credit Agreement and Forbearance Agreement is entered into as of the date and year first above written.

"Borrower"
Vision Twenty-One, Inc. By /s/ Andrew Alcorn Name Andrew Alcorn_________________ Title President______________________
Guarantors"
Vision 21 Physician Practice Management Company
Vision 21 Managed Eye Care of Tampa Bay, Inc.
Vision Twenty-One Managed Eye Care IPA, Inc.
BBG-COA, Inc.
LSI Acquisition, Inc.
MEC Health Care, Inc.
Vision Twenty-One Eye Surgery Centers, Inc.
Eye Surgery Center Management, Inc.
Vision Twenty-One Refractive Center, Inc.
Vision Twenty-One of Wisconsin, Inc.
New Jersey Eye Laser Centers, Inc.
Vision Twenty-One Eye Laser Centers, Inc.
Block Vision, Inc.
UVC Independent Practice Association, Inc.
By /s/Andrew Alcorn__________________ Andrew Alcorn, President__, an authorized signatory for each of the above-referenced entities

This Fifth Amendment and Waiver to Credit Agreement and Forbearance Agreement is accepted and agreed to by the Required Lenders as of the date and year first above written.

BANK OF MONTREAL, in its individual capacity as a Lender and as Agent By /s/ Jack J. Kane____________________ Name Jack J. Kane_________________ Title Vice President________________	BANK ONE TEXAS, N.A. By /s/ Henry W. Howe_________________ Name Henry W. Howe______________ Title Officer_______________________
PACIFICA PARTNERS I, L.P. By: Imperial Credit Asset Management, as its Investment Manager By /s/ Dean K. Kawai_________________ Name Dean K. Kawai______________ Title Vice President________________	ING PRIME RATE TRUST By: ING Investments, LLC, as its investment manager By /s/ Ralph E. Bucher________________ Name Ralph E. Bucher______________ Title Vice President________________

PILGRIM AMERICA HIGH INCOME INVESTMENTS LTD.

By: ING Investments, LLC, as its investment manager

By /s/ Ralph E. Bucher________________

Name Ralph E. Bucher_____________

Title Vice President________________

MERRILL LYNCH BUSINESS FINANCIAL SERVICES, INC. By /s/ Gary L. Stewart_________________ Name Gary L. Stewart______________ Title Director_____________________